Telephone: 1-212-558-4000 Facsimile: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, NY 10004-2498 LOS ANGELES • PALO ALTO • WASHINGTON, D.C. FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

July 17, 2015

Via EDGAR

Securities and Exchange Commission

Office of International Corporate Finance

One Station Place

100 F Street, N.E.

Washington DC 20549

Attention: Paul Dudek

Re: Concordia Healthcare Corp.

       Registration Statement on Form F-10

       (File No. 333-205596) (the “Registration Statement”)

Dear Mr. Dudek:

On behalf of Concordia Healthcare Corp., enclosed is the final receipt issued by the Ontario Securities Commission with respect to the Registration Statement. I hereby request that the Securities and Exchange Commission declare the Registration Statement effective as of today, July 17, 2015.

If the Staff has any questions, please contact the undersigned at (212) 558-3876.

Sincerely,

/s/ Robert E. Buckholz

Enclosure

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue queen ouest Toronto ON M5H 3S8

RECEIPT

Concordia Healthcare Corp. (formerly Mercari Acquisition Corp.)

This is the receipt of the Ontario Securities Commission for the Base Shelf Prospectus of the above Issuer dated July 16, 2015 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

July 17, 2015

Huston Loke
Huston Loke Director, Corporate Finance Branch SEDAR Project # 2371958